HANDLING INSIDE INFORMATION CORRECTLY

During the course of our work for ITC, we may learn material non-public information about our Company, our parent company Fortis or other companies. Material non-public information (also known as inside information) is information about a company that is not known to the general public and that could influence a typical investor’s decision to buy, sell, or hold that company’s securities. It is illegal to buy or sell stock - or make any other investment decision - based on material non-public information about our Company, Fortis or any other organization. Even if you trade for reasons unrelated to inside information you possess, you may be liable for insider trading. Information is no longer considered non-public when it has been effectively disclosed to the public and a reasonable waiting period has passed. This allows the marketplace time to fully absorb the information.

Further, we must also take care to never reveal inside information to anyone, including suppliers, customers, family or household members - a practice known as tipping. If you pass inside information to another person who buys or sells securities (or passes the information on to someone else who buys or sells securities), you may be liable for tipping. This is true even if you do not personally trade on the information. Tipping is a violation of our Code and insider trading laws. It carries steep penalties, including potential criminal liability for individuals.

Keep in mind that unauthorized disclosure of information could harm our Company, even if was not intended to facilitate an improper trade.